SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2006

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: September 8, 2006	By:	/s/ Rong Guangdao
	Name:	Rong Guangdao
	Title:	Chairman

To: Business Editor

[For Immediate Release]

Shanghai Petrochemical Announces 2006 Interim Results

Production Capacity and Turnover Grow Steadily;

Profit drops due to rises in Crude Oil Costs

Hong Kong, August 29, 2006 … Sinopec Shanghai Petrochemical Company Limited (“Shanghai Petrochemical” or the “Company”) (HKEx:338; SSE: 600688; NYSE: SHI) announced today the unaudited operating results of the Company and its subsidiaries (the “Group”) for the six-month period ended June 30, 2006 (the “Period”). Under the International Financial Reporting Standards, turnover for the Period increased by approximately 7.10% over the corresponding period of the previous year to approximately RMB23.4403 billion; profit before taxation was RMB52.699 million, a decrease of 97.56% over the corresponding period of the previous year; profit attributable to equity shareholders was RMB5.693 million, a decrease of 99.68% as compared to the corresponding period of the previous year; and basic earnings per share was RMB0.001 (2005 interim: RMB0.245). The board of directors did not recommend any interim dividend for 2006 (2005 interim: Nil).

Mr. Rong Guangdao, Chairman of Shanghai Petrochemical, said, “Due to unfavorable factors such as rising international crude oil prices, surging prices of raw materials and fuels in China, a slowdown in price increases with respect to petrochemical products and that the adjustments in prices of petroleum products had not reflected the rising prices of international crude oil, the Group’s performance dropped substantially as compared to the corresponding period of the previous year. However, during the Period, the Group strived to capitalize on the opportunities arising from the overall steady and rapid growth of the PRC domestic economy in general and the petrochemical industry in particular, and by further optimizing production operation and carrying out industrial restructuring, the Group was able to maintain smooth production and operations. The period of time spent on unscheduled production suspension was cut substantially, while the output-to-sales ratio for products and the receivable recovery ratio were maintained at satisfactory levels.”

In the first half of 2006, the Group realized net sales of RMB23.1243 billion, an increase of 7.51% as compared to the corresponding period of the previous year. Continued increases in the prices of energy and raw materials and the upward price adjustments for petroleum products have pushed up the average sales prices of petroleum products, resins and plastics, but the increase in sales prices was lower than the price increase in energy and raw materials; and there was a slight decrease in the average sales prices of intermediate petrochemicals and synthetic fibres. Among the four major product categories, net sales of petroleum products and resins and plastics increased by 9.45% and 9.97%, respectively, as compared to the corresponding period of the previous year, while their average selling prices (excluding tax) increased by 20.24% and 2.02%, respectively. Net sales of intermediate petrochemicals and synthetic fibres decreased by 12.26% and 5.43%, respectively, and their average selling prices (excluding tax) decreased by 4.07% and 2.13%, respectively.

During the Period, the Group processed 4,447,100 tons of crude oil (of which 76,800 tons were sub-contracting processed crude oil) and produced 400,600 tons of gasoline, 1,329,100 tons of disel and 252,600 tons of jet fuel. The output of synthetic fibre monomers and synthetic fibre polymers were 382,100 tons and 300,000 tons, respectively, representing increases of 3.20% and 4.44%, respectively, as compared to the corresponding period of the previous year. The output of propylene and synthetic resins and plastics were 263,700 tons and 556,000 tons, respectively, representing increases of 0.30% and 5.12%, respectively, over the corresponding period of the previous year.

The weighted average cost of crude oil was RMB3,706.77 per ton in the first half of the year, representing an increase of 28.90% as compared to the corresponding period of the previous year, causing the total cost of crude oil processed to reach RMB16,199.7 million, an increase of 22.68% as compared to the corresponding period of the previous year. Cost of crude oil of the Group accounted for 70.64% of cost of sales.

In the first half of 2006, the Group’s capital expenditures amounted to RMB1.0808 billion, comprising the 3,300,000-ton/year diesel hydrogenation project and the 380,000-ton/year ethylene glycol project. The above two projects are scheduled for basic completion by the fourth quarter of this year and the first quarter of next year, respectively. Meanwhile, the Group is actively rolling out the preparatory work for the next round of new development projects such as a flue-gas desulfurization project, a 620-ton/hour steam boiler, a 100-megawatt power generating unit, a 1,200,000-ton/year delayed coking facility and the 600,000-ton/year PX aromatics complex. Construction of these projects is expected to commence within the year.

Looking ahead, Mr. Rong Guangdao, said, “In the second half of 2006, due to the insufficient crude oil production capacity, coupled with geo-political risks, it is anticipated that the global supply and demand of crude oil will remain seriously unbalanced and crude oil prices will continue to remain high and even to peak at new highs. On the other hand, despite a rapid increase in the output of petrochemical products following the progressive commencement of production of projects with new and expanded capacity, the growth in demand will slow down as the government’s macro-economic control measures are expected to be stepped up in the second half of the year, thus likely causing the prices of certain products to fall. Furthermore, rising prices of energy and raw materials will cause the production costs of petrochemical enterprises to increase. Exposed to the above unfavorable factors, the Group will adjust its developing approach in line with such economic changes, focus on optimization and adjustment; improve upon the management philosophy; strengthen detailed management; improve work procedures; and accelerate the pace of reform programs so as to maintain steady development of the Group.”

Shanghai Petrochemical is one of the largest petrochemical companies in the PRC and was one of the first Chinese companies to make a global securities offering. Located in Jinshan District in the southwest of Shanghai, it is a highly integrated petrochemical complex which processes crude oil into a broad range of products in synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum categories.

***

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the PRC economy may not grow at the same rate in future periods as it has in the last several years, or at all, including as a result of the PRC government’s macro-economic control measures to curb over-heating; uncertainty as to global economic growth in future periods; the risk that prices of the Company’s raw materials, particularly crude oil, will continue to increase; not be able to raise its prices accordingly which would adversely affect the Company’s profitability; the risk that new marketing and sales strategies may not be effective; the risk that fluctuations in demand for the Company’s products may cause the Company to either over-invest or under-invest in production capacity in one or more of its four major product categories; the risk that investments in new technologies and development cycles may not produce the benefits anticipated by management; the risk that the trading price of the Company’s shares may decrease for a variety of reasons, some of which may be beyond the control of management; competition in the Company’s existing and potential markets; and other risks outlined in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update this forward-looking information, except as required under applicable law.

– End –

Encl: Consolidated Income Statement (Unaudited)

For further information, please contact:

Ms. Sally Wong / Ms. Janet Lee

Rikes Communications Limited

Tel: (852) 2520 2201

Fax: (852) 2520 2241

Sinopec Shanghai Petrochemical Company Limited

2006 Interim Results

(Prepared under International Financial Reporting Standards)

Consolidated Income Statement (Unaudited)

	Six-month period ended 30 June
	2006		2005
	RMB’000		RMB’000
Turnover		23,440,275		21,886,472
Less: Sales taxes and surcharges		(316,004)		(378,135)

Net sales		23,124,271		21,508,337
Cost of sales		(22,931,817)		(18,949,942)

Gross profit		192,454		2,558,395
Selling and administrative expenses		(281,013)		(196,886)
Other operating income		130,536		137,365
Other operating expenses:
Employee reduction expenses		(19,810)		(90,792)
Others		(42,289)		(43,164)

Total other operating expenses		(62,099)		(133,956)

(Loss)/profit from operations		(20,122)		2,364,918
Share of profits/ (losses) of associates		180,156		(93,723)
Net financing costs		(107,335)		(113,407)

Profit before taxation		52,699		2,157,788
Taxation		(11,390)		(359,960)

Profit after taxation		41,309		1,797,828

Attributable to:
Equity shareholders of the Company		5,693		1,763,442
Minority interests		35,616		34,386

Profit after taxation		41,309		1,797,828

Basic earnings per share	RMB	0.001	RMB	0.245

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

Resolutions of the Thirteenth Meeting of the Fifth Session of the Board of Directors

The Company and all of its Directors warrant the truthfulness, accuracy and completeness of the information contained in this announcement and jointly and severally accept full responsibility for any false representations or misleading statements contained in or material omissions from this announcement.

The directors were informed in respect of the thirteenth meeting of the fifth session of the board of directors (the “Meeting”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) via facsimile and mail on 15 August 2006. The Meeting was held on 29 August 2006 at the conference room No.8 of the Company’s main building. Of the 12 directors entitled to attend the Meeting, seven of them attended the Meeting. Mr. Du Chongjun, Vice Chairman, Mr. Shi Wei, Mr. Lei Dianwu and Mr. Xiang Hanyin, Directors and Mr. Sun Chiping, Independent Directors, were absent due to business engagement. Mr. Du Chongjun, Mr. Shi Wei, Mr. Lei Dianwu and Mr. Xiang Hanyin had authorized Mr. Rong Guangdao, Chairman, as their irrevocable voting proxies; and Mr. Sun Chiping had authorized Mr. Chen Xinyuan, Independent Director, as his irrevocable voting proxy. Members of the supervisory committee and senior management of the Company attended the Meeting. The Meeting complied with the PRC Company Law and the articles of association of the Company. Mr. Rong Guangdao, Chairman of the Company, presided over the Meeting. The Meeting considered and approved the following resolutions:

Resolution 1	The 2006 interim report (full report and its summary); the announcement of interim report; the publication of the interim results announcement in Shanghai Securities News, China Securities Journal, and Hong Kong newspapers South China Morning Post and Hong Kong Commercial Daily; and the dispatch of the interim report to every overseas holder of the Company’s H shares and relevant parties, including 25 copies to The Stock Exchange of Hong Kong Limited, were approved. The Chairman and the secretary to the board of directors (the “Board”) were authorized to submit the relevant information in respect of the interim report to the China Securities Regulatory Commission (“CSRC”), the Shanghai Stock Exchange, The Stock Exchange of Hong Kong Limited, the U.S. Securities and Exchange Commission and the New York Stock Exchange (with 12 votes in favor, 0 vote against, 0 absention);

In view of high international crude oil prices and that adjustments in the prices of petroleum products had not reflected the rising prices of international crude oil, the Board estimated that net profit of the Group for the nine months ended 30 September 2006 will drop substantially as compared to the nine months ended 30 September 2005.

Resolution 2	The Directors’ resolution of not declaring an interim dividend was approved in consideration of the international practice and the time and cost needed for an interim results audit due to the CSRC’s requirement of audited interim results for interim dividend distribution and the operating results of the Company during the first half of the year (with 12 votes in favor, 0 vote against, 0 abstention) was approved.

Resolution 3	The relieving of the appointment of Mr. Yin Ji Hai as Vice President of the Company has been approved and with immediate effect. (with 12 votes in favor, 0 vote against, 0 abstention)

Resolution 4	Amendments to the Company’s articles of association and its appendices according to the opinions from the State-Owned Assets Supervision and Administration Commission of the State Council were approved (with 12 voted in favor, 0 voted against, 0 abstention).

According to the special resolution passed at the 2005 annual general meeting of the Company in respect of the amendments to the Company’s articles of association and its appendices, the annual general meeting authorized the Board to amend the wordings and handle other related matters in respect of the amendment proposal in accordance with the requirements of the relevant approval authorities in the PRC and the requirements of the stock exchanges on which the Company’s shares were listed. The Company’s articles of association and its appendices were amended in accordance with the opinions from the State-Owned Assets Supervision and Administration Commission of the State Council as follows:

1.	It was provided in paragraph 2 of the original Article 213 of the articles of association:

“Any payment for the shares paid before calls on shares shall be entitled to dividends. However, shareholders shall not be entitled to received dividends where the dividends are subsequently declared.”

It is hereby proposed to be amended as follows:

“Any payment for the shares paid before calls on shares shall be entitled to dividends. However, shareholders shall not be entitled to the participation of dividends where the dividends are subsequently declared.”

2.	It was provided in paragraph 1 (9) of the original Article 59 of the articles of association relating to the power of the annual general meeting to: “(9) resolution on the merger, division, dissolution and liquidation of the Company;”

It is hereby proposed to be amended as follows:

“(9) resolution on the merger, division, dissolution, liquidation and change of the form of the Company;”

3.	It was provided in paragraph 1(9) of the original Article 11 of the appendices of the articles of association relating to the power of the general meeting to:

“(9) resolution on the merger, division, dissolution and liquidation of the Company;”

It is hereby proposed to be amended as follows:

“(9) resolution on the merger, division, dissolution, liquidation and change of the form of the Company;”

Sinopec Shanghai Petrochemical Company Limited

Shanghai, 29 August 2006

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Shi Wei, Li Honggen and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

2006 Interim Results Announcement

§1	IMPORTANT MESSAGE

1.1	The board of directors (the “Board”) and the directors of Sinopec Shanghai Petrochemical Company Limited (the “Company”) warrant that there are no false presentations or misleading statements contained in, or material omissions from this report; and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the information contained in this report.

This announcement is extracted from the Company’s interim report. The full report will be posted on http://www.sse.com.cn simultaneously. Investors should read the full text of the interim report for details.

1.2	Mr. Du Chongjun, Vice Chairman, Mr. Shi Wei, Mr. Lei Dianwu and Mr. Xiang Hanyin, Directors and Mr. Sun Chiping, Independent Director, were absent from the thirteenth meeting of the fifth session of the Board due to business engagement. Mr. Du Chongjun, Mr. Shi Wei, Mr. Lei Dianwu and Mr. Xiang Hanyin had appointed Mr. Rong Guangdao, Chairman of the Company, as their irrevocable voting proxies. Mr. Sun Chiping, Independent Director, had appointed Mr. Chen Xinyuan, Independent Director, as his irrevocable voting proxy.

1.3	The interim financial statements of the Company and its subsidiaries (collectively, “the Group”) for the six-month period ended 30 June 2006 prepared in accordance with the People’s Republic of China (“PRC”) Accounting Rules and Regulations and the International Financial Reporting Standards (“IFRS”) were unaudited.

1.4	Mr. Rong Guangdao, Chairman and President of the Company, Mr. Han Zhihao, Director and Chief Financial Officer overseeing the accounting operations and Mr. Hua Xin, Finance Manager (Accounting Chief) in charge of the Accounting Department make representations in respect of the truthfulness and completeness of the financial statements contained in the interim report.

§2	CORPORATE INFORMATION

2.1	Corporate Information

Stock Abbreviation			SHI
Shares Stock Code	☐600688 (A Shares)	338 (H Shares)	-
Stock Exchange Listings	Shanghai Stock Exchange	The Stock Exchange of Hong Kong Limited	New York Stock Exchange

	Secretary to the Board	Securities representative
Name	Zhang Jingming	Tang Weizhong
Correspondence Address	48 Jinyi Road Jinshan District Shanghai People’s Republic of China	Suite B, 28/F Huamin Empire Plaza 728 West Yan’an Road Shanghai People’s Republic of China
Telephone	86-21-57943143/52377880	86-21-52377880
Fax	86-21-57940050/52375091	86-21-52375091
E-mail	spc@spc.com.cn	tom@spc.com.cn

2.2	Major Financial Data and Indicators Prepared under PRC Accounting Rules and Regulations

2.2.1	Major Accounting Data and Financial Indicators (unaudited)

Currency: RMB

	As at 30 June 2006	As at 31 December 2005	Increase/ decrease as compared to the end of the previous year (%)
Current assets (‘000)	7,971,953	7,462,181	6.83
Current liabilities (‘000)	7,516,764	6,087,263	23.48
Total assets (‘000)	27,914,364	27,101,918	3.00
Shareholders’ equity (excluding minority interests) (‘000)	18,419,348	19,166,908	-3.90
Net asset value per share (RMB)	2.558	2.662	-3.91
Adjusted net asset value per share (RMB)	2.557	2.660	-3.87

	For the six-month period ended 30 June		Increase/ decrease of this reporting period as compared to the corresponding period of the previous year (%)
	2006	2005
Net (loss)/profit (‘000)	(27,560)	1,650,520	-101.67
Net profit excluding non-recurring items (‘000)	12,432	1,773,308	-99.30
(Loss) / earnings per share (RMB)	-0.004	0.229	-101.75
Return on net assets (%)	-0.150	8.636	Decrease 8.786 percentage points
Net cash flows from operating activities (‘000)	538,439	1,778,441	-69.72

2.2.2	Non-recurring items

Unit: RMB’000

Non-recurring items	Amount
Non-operating expenses excluding provision for impairment loss on fixed assets	(62,099)
Non-operating income	15,049
Less: Tax effect for the above items	7,058

Total	(39,992)

2.2.3	Differences between financial statements prepared under PRC Accounting Rules and Regulations and IFRS

Unit: RMB’000

	Under PRC Accounting Rules and Regulations	Under IFRS
Net (loss)/profit	(27,560)	5,693
Explanation of differences	For details, please refer to Section 7.3

§3	CHANGE OF SHARE CAPITAL AND SHAREHOLDERS

3.1	Number of Shareholders and their Shareholdings

Unit: Share

Total number of shareholders as at the end of the reporting period	126,574

Shareholding of the top ten shareholders

Name of shareholder	Type of shareholder	Percentage of total shareholding (%)	Number of shares held	Increase/ decrease during the reporting period	Type of Shares	Number of non- circulating shares held	Number of shares pledged or frozen
China Petroleum & Chemical Corporation	State-owned Shareholder	55.56	4,000,000,000	0	Non-circulating	4,000,000,000	Nil
HKSCC (Nominees) Ltd.	Foreign Shareholder	26.73	1,924,841,401	10,454,544	Circulating	—	Unknown
HSBC (Nominees) Limited	Foreign Shareholder	4.95	356,428,000	484,000	Circulating	—	Unknown
Shanghai Kangli Gong Mao Company	Others	0.23	16,730,000	0	Non-circulating	16,730,000	Unknown
Hua Tai Securities Company Limited	Others	0.17	12,194,307	7,391,022	Circulating	—	Unknown
Zhejiang Province Economic Construction and Investment Company	Others	0.17	12,000,000	0	Non-circulating	12,000,000	Unknown
HSBC (Nominees) Limited	Foreign Shareholder	0.14	10,392,000	0	Circulating	—	Unknown
ICBC - Shang Zheng 50 Jiao Yi Xing Kai Fang Shi Index Securities Investment Fund	Others	0.12	8,694,915	-14,565,200	Circulating	—	Unknown
CICC-Standard Chartered-Citigroup Global Markets Limited	Others	0.11	8,246,177	3,676,515	Circulating	—	Unknown
ICBC-Rongtong Blue Chips Growth Fund	Others	0.08	7,593,490	Unknown	Circulating	—	Unknown

Shareholding of the top ten holders of circulating shares

Name of shareholders	Number of shares in circulation	Type of shares
HKSCC (Nominees) Ltd.	1,924,841,401	Overseas listed foreign shares
HSBC (Nominees) Limited	356,428,000	Overseas listed foreign shares
Hua Tai Securities Company Limited	12,194,307	RMB-denominated ordinary shares
HSBC (Nominees) Limited	10,392,000	Overseas listed foreign shares
ICBC - Shang Zheng 50 Jiao Yi Xing Kai Fang Shi Index Securities Investment Fund	8,694,915	RMB-denominated ordinary shares
CICC-Standard Chartered-Citigroup Global Markets Limited	8,246,177	RMB-denominated ordinary shares
ICBC -Rongtong Blue Chips Growth Fund	7,593,490	RMB-denominated ordinary shares
ICBC -UBS SDIC Core Companies Equity Fund	6,500,000	RMB-denominated ordinary shares
106 National Social Security Fund	6,310,244	RMB-denominated ordinary shares
Shenyin Wanguo - Citigroup-Deutsche Bank Aktiengesellschaft	5,403,144	RMB-denominated ordinary shares
Description of any connected relationship or concerted party relationships among the above shareholders	Of the above-mentioned shareholders, China Petroleum & Chemical
Corporation (“Sinopec Corp.”), the State-owned shareholder, does not have any connected relationship with the other shareholders, and is not acting in concert with other shareholders under the “Administration
Measures for Disclosure of Shareholdings in Listed Companies” . Of the
above-mentioned shareholders, HKSCC (Nominees) Limited and HSBC
(Nominees) Limited are nominee companies. The Company is not aware of whether or not there are connected relationships among the other shareholders, or whether or not they are acting in concert under the
“Administration Measures for Disclosure of Shareholdings in Listed
	Companies”.

§4	DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

4.1	Change of Shareholding of Directors, Supervisors and Senior Management

During the reporting period, there was no change in the number of shares of the Company held by the Directors, Supervisors and senior management of the Company. It should be noted that during the reporting period, the Company appointed Li Honggen and Dai Jinbao as Directors and Gao Jinping as Supervisor. The actual number of shares in the issued share capital of the Company held by the Directors, Supervisors and senior management as at the end of the reporting period was as follows:

Unit: share

Name	Position	Number of shares held at the beginning of the reporting period	Number of shares held at the end of the reporting period	Change in the number of shares held
Rong Guangdao	Chairman and President	3,600	3,600	No Change
Du Chongjun	Vice Chairman and Vice President	1,000	1,000	No Change
Han Zhihao	Director and Chief Financial Officer	Nil	Nil	No Change
Shi Wei	Director and Vice President	Nil	Nil	No Change
Li Honggen	Director and Vice President	Nil	Nil	No Change
Dai Jinbao	Director	Nil	Nil	No Change
Lei Dianwu	External Director	Nil	Nil	No Change
Xiang Hanyin	External Director	Nil	Nil	No Change
Chen Xinyuan	Independent Director	Nil	Nil	No Change
Sun Chiping	Independent Director	Nil	Nil	No Change
Jiang Zhiquan	Independent Director	Nil	Nil	No Change
Zhou Yunnong	Independent Director	Nil	Nil	No Change
Gao Jinping	Chairman of Supervisory Committee	Nil	Nil	No Change
Zhang Chenghua	Supervisor	Nil	Nil	No Change
Wang Yanjun	Supervisor	Nil	Nil	No Change
Lu Xiangyang	External Supervisor	Nil	Nil	No Change
Geng Limin	External Supervisor	Nil	Nil	No Change
Liu Xiangdong	Independent Supervisor	Nil	Nil	No Change
Yin Yongli	Independent Supervisor	Nil	Nil	No Change
Yin Jihai	Vice President	Nil	Nil	No Change
Zhang Jianping	Vice President	Nil	Nil	No Change
Tang Chengjian	Vice President	Nil	Nil	No Change
Zhang Jingming	Company Secretary	Nil	Nil	No Change

Shares held by the above people are A shares and represented their personal interests in their capacity as beneficial owners.

Interests and Short Positions of Directors and Supervisors in Shares, underlying Shares and Debentures of the Company

Save as disclosed above, as at 30 June 2006, none of the Directors or Supervisors of the Company had any interests or short positions in any shares, underlying shares of equity derivatives or debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the “SFO”) (Chapter 571 of the Laws of Hong Kong)) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the “Model Code”).

As at 30 June 2006, none of the Directors or Supervisors of the Company or their respective spouses and children under 18 years of age had been granted by the Company or had exercised any rights to subscribe for shares or debentures of the Company or any of its associated corporations.

Interests and Short Positions of Substantial Shareholders and Other Persons in Shares and Underlying Shares of the Company

As at 30 June 2006, the interests and short positions of substantial shareholders of the Company (being persons who are entitled to exercise, or control the exercise of, 5% or more of the voting power at any general meeting of the Company) and other persons who are required to disclose their interests pursuant to Part XV of the SFO (other than Directors and Supervisors) in the shares and underlying shares of equity derivatives of the Company as recorded in the register required to be kept under Section 336 of the SFO are set out below:

(1)	(a) Interests in ordinary shares of the Company

Name of shareholder	Number and type of shares held	% of total issued share capital		% of shareholding in the Company’s total issued H shares		Capacity
Sinopec Corp.	4,000,000,000 promoter legal person shares (L)	55.56%		—		Beneficial owner
Credit Suisse Group*	357,628,593(L) 256,986,000(S)	4.97 3.57	%(L) %(S)	15.35 11.03	%(L) %(S)	Beneficial owner; investment manager; others (lending pool)

*	Such shares were held through a nominee.
(L)	Long position; (S) Short position

(b)	Interests in underlying shares of the Company

No interests of substantial shareholders or other persons who are required to disclose their interests pursuant to Part XV of the SFO in the underlying shares of equity derivatives were recorded in the register required to be kept under Section 336 of the SFO.

(2)	Short positions in shares and underlying shares of the Company

No short positions of substantial shareholders or other persons who are required to disclose their interests pursuant to Part XV of the SFO in the underlying shares of equity derivatives of the Company were recorded in the register required to be kept under Section 336 of the SFO.

Save as disclosed above, as at 30 June 2006, no interests or short positions of any person in the shares or underlying shares of equity derivatives of the Company were recorded in the register required to be kept under Section 336 of the SFO.

§5	MANAGEMENT DISCUSSION AND ANALYSIS

Discussion and analysis of the overall operation during the reporting period

The following discussion and analysis should be read in conjunction with the unaudited financial statements of the Group and notes in the interim report. The financial data involved hereinafter are extracted from the unaudited financial statements prepared in accordance with IFRS.

The global economy advanced better than expected in the first half of 2006 and as a result, the United Nations and some international organizations have made upward adjustments to their forecasts on global economic growth for 2006. China’s economy maintained its steady and rapid growth, with the GDP rising by 10.9% in the first half of the year. Attributed to a number of factors such as repeated new highs in rising international crude oil prices, persistently rapid growth of the domestic economy and successive commencements of production of new and expanded petrochemical facilities, production and sales in both the petroleum and chemical industries in China continued to thrive in the first half of the year, realizing more than 25% increase in income from product sales and total profits for the whole industry. However, various sectors of the whole industry performed quite differently, as witnessed by a growth mainly driven by the exploitation of crude oil and natural gas and declining profits or even increasing losses registered by synthetic materials manufacturing and crude oil processing.

Business review and discussion on the operating results

In the first half of 2006, the Group strived to capitalize on the opportunities arising from the overall steady and rapid growth of the PRC domestic economy in general and the petrochemical industry in particular. Despite rising international crude oil prices, repeated new highs in crude oil prices, surging prices of raw materials, fuels and electric power in China, a slowdown in price increases with respect to petrochemical products and the adjustments in prices of petroleum products had not reflected the rising prices of international crude oil, the Group remained committed to the market-based and efficiency-focused approach by further optimizing production operation, carrying out industrial restructuring, enhancing internal management and accelerating internal reform programs. In the first half of the year, the Group was able to maintain smooth production and operations without encountering any major incidents in production, safety or environmental protection. The period of time spent on unscheduled production suspension was cut substantially, while the output-to-sales ratio for products and the receivable recovery ratio were maintained at satisfactory levels. However, performance dropped substantially as compared to the corresponding period of the previous year due to the above factors, in particular, the impact of the fact that the prices of petroleum products are subject to the State’s controls and are not in line with the movement in crude oil prices. For the six-month period ended 30 June 2006, the Group’s income from principal operations amounted to RMB 23,440.3 million (equivalent to HK$22,770.8 million), representing an increase of RMB1,553.8 million (equivalent to HK$1,509.4 million) as compared to the corresponding period of the previous year, up 7.10%. A profit before taxation of RMB52.7 million (equivalent to HK$51.2 million) was realized, down 97.56% as compared to the corresponding period of the previous year. Profit after taxation and minority interests amounted to RMB5.7 million (equivalent to HK$5.5 million), down 99.68% as compared to the corresponding period of the previous year.

In the first half of 2006, the Group processed 4,447,100 tons of crude oil (of which 76,800 tons were sub-contracting processed crude oil), a decrease of 6.98% or 333,700 tons as compared to the corresponding period of the previous year. Of the total processed amount, imported oil and offshore oil amounted to 4,343,100 tons and 104,000 tons, respectively. The output of gasoline amounted to 400,600 tons, a decrease of 4.08% as compared to the corresponding period of the previous year. The output of diesel amounted to 1,329,100 tons, a decrease of 17.05% as compared to the corresponding period of the previous year. Production of jet fuel amounted to 252,600 tons, a decrease of 30% as compared to the corresponding period of the previous year. The output of ethylene amounted to 480,300 tons, a decrease of 2.21% as compared to the corresponding period of the previous year. Production of propylene amounted to 263,700 tons, an increase of 0.30% as compared to the corresponding period last year. The output of synthetic resins and plastics amounted to 556,000 tons, an increase of 5.12% as compared to the corresponding period of the previous year. The output of synthetic fibre monomers and synthetic fibre polymers amounted to 382,100 tons and 300,000 tons, respectively, representing increases of 3.20% and 4.44%, respectively, as compared to the corresponding period of the previous year. The output of synthetic fibres amounted to 170,800 tons, a decrease of 4.89% as compared to the corresponding period last year. The Group’s product-to-sale ratio in the first half of the year was 99.80% and the receivable recovery ratio was 99.12%.

The following table sets forth the Group’s sales volumes and net sales, net of sales taxes and surcharges, for the reporting period:

	For the six-month period ended 30 June
	2006			2005
	Sales Volume	Net Sales	% of Total	Sales Volume	Net Sales	% of Total
	(‘000 tons)	(Millions of RMB)		(‘000 tons)	(Millions of RMB)
Self-produced products
Synthetic Fibres	174.7	2,306.0	9.97	180.8	2,438.5	11.34
Resins and Plastics	791.8	7,588.2	32.82	734.6	6,900.5	32.08
Intermediate Petrochemicals	485.3	3,039.1	13.14	530.6	3,463.6	16.11
Petroleum Products	2,370.8	8,795.5	38.04	2,604.5	8,035.9	37.36
Trading and All Others	—	1,395.5	6.03	—	669.8	3.11

Total	3,822.6	23,124.3	100.00	4,050.5	21,508.3	100.00

In the first half of 2006, the Group realized net sales of RMB23,124.3 million, an increase of 7.51% as compared to the corresponding period of the previous year, in which net sales derived from petroleum products, and resins and plastics increased by 9.45% and 9.97%, respectively, and net sales of intermediate petrochemicals and synthetic fibres decreased by 12.26% and 5.43%, respectively. This was mainly due to continued increases in the prices of energy and raw materials and the upward price adjustments for petroleum products have pushed up the average sales prices of petroleum products, resins and plastics, but the increase in sales prices was lower than the price increase in energy and raw materials; and there was a slight decrease in the average sales prices of intermediate petrochemicals and synthetic fibres. Compared to the first half of 2005, the average prices (excluding tax) of the Group’s petroleum products, and resins and plastics increased by 20.24% and 2.02%, respectively, and the average prices (excluding tax) of intermediate petrochemicals and synthetic fibres decreased by 4.07% and 2.13%, respectively, during the reporting period.

A majority of the Group’s products are sold in eastern China.

In the first half of 2006, the Group’s cost of sales increased by 21.01% to RMB22,931.8 million as compared to the corresponding period of the previous year, and it accounted for 99.17% of the net sales.

Crude oil is the Group’s major raw material. Under the impact of continued growth in global demand, limited capabilities to increase output by major oil producing countries, a rise in geo-political tension, the impact of the US dollar exchange rates and trading activities of speculative funds, prices of international crude oil reached a record high and fluctuated at a high level during the year. As a result, the weighted average cost of crude oil increased by RMB830.98 per ton from the corresponding period of the previous year to RMB3,706.77 per ton in the first half of 2006, representing an increase of 28.90% as compared to the corresponding period of the previous year. The increase in average crude oil prices has resulted in an increase in the Group’s total cost of crude oil processed to RMB16,199.7 million, an increase of 22.68% as compared to the corresponding period of the previous year. The cost of crude oil of the Group accounted for 70.64% of cost of sales.

Expenses for other ancillary materials amounted to RMB3,692.2 million in the first half of 2006, an increase of 8.56% as compared to the corresponding period of the previous year, which was primarily due to increases in the prices of raw materials and the volume of intermediate petrochemicals purchased to meet production needs. Depreciation and maintenance costs during the reporting period amounted to RMB914.8 million and RMB355.6 million, respectively, a slight increase as compared to the corresponding period of the previous year. Energy and power costs amounted to RMB509.3 million, an increase of RMB72.9 million as compared to the corresponding period of the previous year, which was due to increases to various degrees in both purchase volumes and purchase prices of thermal coal and external electricity as compared to the corresponding period of the previous year. The Group made an provision for finished goods amounting to RMB 33.4 million during the reporting period.

The Group’s selling and administrative expenses in the first half of 2006 amounted to RMB281.0 million, an increase of 42.71% as compared with RMB196.9 million in the corresponding period of the previous year, which was mainly due to the sales commission paid during the reporting period.

The Group’s other operating expenses in the first half of 2006 amounted to RMB62.1 million, a decrease of RMB71.9 million as compared to the corresponding period of the previous year, primarily due to a decrease in employee reduction expenses during the reporting period.

The Group’s financial costs in the first half of 2006 amounted to RMB107.3 million, a decrease of 5.35% as compared to the corresponding period of the previous year, which was primarily due to foreign exchange gains generated from the translation of the US-denominated loans following the appreciation of Reminbi.

The Group’s profit after taxation and minority interests significantly decreased by 99.68% from RMB1,763.4 million in the first half of 2005 to RMB5.7 million in the first half of 2006.

Liquidity and capital resources

Net cash inflow provided from operating activities amounted to RMB377.0 million in the first half of 2006, a decrease of RMB1,251.1 million as compared to the corresponding period of the previous year. Due to a substantial decrease in profit before taxation, profit before taxation net of depreciation has brought an operating cash inflow of RMB962.7 million, a decrease of RMB2,051.8 million cash inflow as compared to the corresponding period of the previous year. Increased inventories led to an increase in operating cash outflow of RMB714.5 million at the end of the reporting period (as compared with an increase in operating cash outflow of RMB715.0 million in the corresponding period of the previous year). Changes in trade creditors, other creditors and bills payable led to an increase in operating cash inflow by RMB810.4 million at the end of the period (as compared with a decrease in operating cash inflow of RMB190.5 million in the corresponding period of the previous year). Increases in debtors, bills receivable and deposits led to a decrease in operating cash inflow of RMB304.2 million (as compared with an increase in operating cash inflow of RMB75.2 million in the corresponding period of the previous year due to a decrease in such balances at the end of the period). In addition, as a result of the changes in the accounts balances at the end of the period of the parent company, the subsidiaries and the associates, the Group’s cash inflow decreased by RMB39.9 million (as compared with an increase in operating cash outflow of RMB178.9 million in the corresponding period of the previous year).

Borrowings and debts

The Group’s long-term borrowings were mainly applied to capital expansion projects. In general, the Group arranges long-term borrowings according to capital expenditure plans, and in overall, there were no seasonal borrowings. Short-term debts were used to meet the Group’s needs for working capital during the normal production and operation process. The Group’s borrowings at the end of the first half of 2006 amounted to RMB5,387.9 million, a decrease of RMB16.1 million as compared to the beginning of the period, of which, short-term debts decreased by RMB194.0 million and long-term borrowings increased by RMB177.9 million.

The Group issued 270-day short-term commercial papers of face value at RMB 1 billion to corporate investors in the PRC interbank debenture market on 24 February 2006. The commercial papers were sold at a discounted value of RMB97.78 per RMB100 par value, with an effective yield of 3.069% per annum, and will mature in November 2006.

As at 30 June 2006, guarantees provided by the Group to the Company’s subordinate joint ventures and associates in favor of various banks, and the contingent liabilities to be undertaken on the guarantees provided by the joint ventures to various third parties amounted to RMB64.7 million.

Foreign exchange risks

Since the Group purchases its major raw materials, particularly crude oil from overseas sources through Sinopec Corp., and also exports a portion of the Company’s petroleum products directly through Sinopec Corp., a change in exchange rates will indirectly affect the prices of the Group’s raw materials and petroleum products which may have a discernible impact on the Group’s profitability. In addition, as discussed above, since a small part of the Group’s debts is denominated in foreign currencies, a change in the relevant exchange rates will affect the level of the Group’s financial expenses which will also have an impact on the Group’s profitability.

Capital Expenditure

In the first half of 2006, the Group continued to work diligently on the construction of its major projects. The construction of a 3,300,000-ton/year diesel hydrogenation project and a 380,000-ton/year ethylene glycol project proceeded smoothly, with the former scheduled for substantial completion by the fourth quarter of this year and the latter scheduled for substantial completion by the first quarter of next year. Meanwhile, the Group is actively rolling out the preparatory work for the next round of new development projects such as a flue-gas desulfurization project, a 620-ton/hour steam boiler, a 100-megawatt power generating unit, a 1,200,000-ton/year delayed coking facility and the 600,000-ton/year PX aromatics complex. Construction of these projects is expected to commence within the year.

In the first half of 2006, the Group’s capital expenditures amounted to RMB1,080.8 million, comprising capital injections into the 3,300,000-ton/year diesel hydrogenation project and the 380,000-ton/year ethylene glycol project under construction as well as capital injections into other technical renovation projects. In the second half of the year, the Group also plans to proceed with capital injections into a portion of various new projects, while continuing its efforts to advance the construction of the above-mentioned projects. The Group plans to fund the capital expenditures from operating cash income and credit facilities from various banks.

Debt-equity ratio

As at 30 June 2006, the Group’s debt-equity ratio was 22.63% compared to 23.22% as at 30 June 2005. The ratio is computed by (total loans and debts) /(total loans and debts + total equity).

Employees

As at 30 June 2006, the number of the Group’s employees was approximately 24,327. Our staff costs for the period ended 30 June 2006 totaled RMB593.0 million.

Disclosure required by Listing Rules

Save as disclosed herein, pursuant to paragraph 40 in Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Listing Rules”), the Company confirmed that there have been no material changes in the existing information of the Company relating to the matters as set out in paragraph 32 in Appendix 16 and the information disclosed in the Company’s 2005 annual report.

Market outlook and business plans for the second half of the year

In the second half of 2006, both the global economy and China’s economy are expected to maintain steady growth, but the growth may slow. The global supply and demand of crude oil will remain seriously unbalanced. It is anticipated that crude oil prices will continue to remain high and even to peak at new highs as a result of insufficient crude oil production capacity and rising demand for refinery products due to tightening refining capacity, coupled with geo-political risks such as the nuclear issue in Iran and the armed conflicts between Israel and Lebanon as well as other factors such as hurricane attacks, devaluation of the US currency and trading activities by speculative funds. Affected by the above factors, the domestic petrochemical industry will further slowdown in the overall prosperity cycle. Despite a rapid increase in the output of petrochemical products following the progressive commencement of production of projects with new and expanded capacity, the growth in demand will slow and the prices of certain products may fall as the government’s macro-economic control measures are expected to be stepped up in the second half of the year. Furthermore, rising prices of energy, raw materials and transportation will cause the production costs of petrochemical enterprises to increase more substantially than 2005, so much so that production and operations will not look optimistic. Given the above, in the second half of 2006, the Group will adjust its development approach in line with such economic changes, focus on optimization and adjustment; improve upon the management philosophy; strengthen detailed management, improve work procedures; and accelerate the pace of reform programs. In this respect, the Group will focus on the following:

(i)	Strengthening the development of rank-and-file units, the fundamental daily operation and the basic skills training; and maintaining safety, stability and long-cycle operation of production facilities.

(ii)	Focusing on resource optimization and utilization, introducing various measures to reduce costs and expenses and enhancing the integrated efficiency of production operations.

(iii)	Leveraging support from scientific research and advancing the pace of assets structure and product mix adjustments.

(iv)	Advancing corporate reform programs in an orderly manner; continuing to carry out reforms for auxiliary businesses, organizational streamlining and professional centralized management; and maintaining corporate harmony and stability.

5.1	Summary of segmental results (Prepared under PRC Accounting Rules and Regulations)

Unit: RMB’000

By segment or by product	Income from principal operations	Cost of sales	Gross profit margin (%)	Increase/ decrease of income from principal operations compared to the corresponding period last year (%)	Increase/ decrease of cost of sales compared to the corresponding period last year (%)	Increase/decrease of gross profit margin compared to the corresponding period last year (%)
Synthetic fibres	2,312,743	2,152,743	6.92	-5.58	3.82	Decrease 8.42 percentage points
Resins and plastics	7,606,847	6,684,742	12.12	9.76	28.66	Decrease 12.91 percentage points
Intermediate petrochemicals	3,048,549	2,546,760	16.46	-12.48	8.47	Decrease 16.14 percentage points
Petroleum products	9,074,588	9,667,732	-6.54	8.66	18.25	Decrease 8.65 percentage points
Trading and others	1,380,553	1,283,107	7.06	105.46	125.05	Decrease 8.09 percentage points
Including: connected transactions	9,136,544	9,489,822	-3.87	1.51	17.79	Decrease 14.36 percentage points
Price-setting principles of connected transactions	The directors of the Company (including independent non-executive directors) believe that the connected transactions were conducted on normal commercial terms which were no less favourable than those offered to or by any third party and were conducted in an ordinary course of business. This was confirmed by the independent non-executive directors of the Group.
Description of the necessity and continuity of connected transactions	The purchases by the Company from Sinopec Corp. and its associates of crude oil-related materials and the sales of petroleum products by the Company to them were conducted in accordance with the State’s relevant policy and applicable State tariffs or State guidance prices. As long as the State does not revoke its control over purchases of crude oil, sales of petroleum products and pricing thereof, such connected transactions will continue to happen. The Company sells petrochemicals to Sinopec Corp. and its associates, and Sinopec Corp. and its associates act as agents for the sale of petrochemicals in order to reduce the Company’s inventories, to expand its trading, distribution and sales networks and to improve the Company’s bargaining power with its customers. The Company accepts transportation, design, construction and installation, insurance agency and financial services from Sinopec and its associates in order to secure steady and reliable services at reasonable prices.

5.2	Analysis of geographical segments for principal operations

Unit: RMB’000

Geographical segments	Income from principal operations	Increase/decrease of income from principal operations compared to the corresponding period of the previous year (%)
Eastern China	21,995,084	10.52
Other regions in the PRC	1,385,602	-28.55
Exports	59,589	29.20

5.3	Performance of the companies, in which the Company has investment interests (Prepared under PRC Accounting Rules and Regulations)

(Apply to situation under which investment income represents 10% or more of the net profit)

Unit: RMB’000

Name of the company	Scope of business	Net profit	Investment income contributed by the companies, in which the Company has investment interests	Percentage of net loss of the Company (%)
Shanghai Secco Petrochemical Company Limited	Production and distribution of petrochemical products	856,224	171,245	621

5.4	Reasons for substantial changes in the profitability (gross profit margin) of the principal operations as compared to the corresponding period of the previous year

The international crude oil prices increased substantially and remained at a high level, the increase of the Company’s major product prices was under pressure and the petroleum product prices controlled by the State led to a substantial decrease in profitability of the principal operations as compared to the corresponding period of the previous year.

5.5	Warning on and description of any possibility of the accumulated net profit forecast for the period from the beginning of the year to the end of the next reporting period turning into a loss or any material change in relation to such forecast as compared to the same period last year and the reasons thereof

In view of high international crude oil prices and that adjustments in the prices of petroleum products had not reflected the rising prices of international crude oil, the Board estimated that net profit of the Group for the nine-month period ended 30 September 2006 will drop substantially as compared to the nine-month period ended 30 September 2005.

§6.	MAJOR EVENTS

6.1	Acquisition, disposal of asset and asset restructuring

6.1.1	Disposal of asset

The Company has transferred to Sinopec Corp. a 81.79% equity interest owned by the Company’s wholly owned subsidiary Shanghai Petrochemical Investment Development Company Limited in Shanghai Jin Hua Industrial Company Limited (“Jin Hua”). For details, please refer to section 6.3.2 - Major connected transactions relating to the transfer of assets and equity interests.

6.1.2	After the publication of the asset restructuring report or the announcement relating to the asset acquisition and disposal, the progress of the relevant matter and its impact on the operation and financial status during the reporting period

After the publication of the announcement relating to the asset acquisition, the consideration amount of RMB61,600,400 in respect of the transfer of Jin Hua has been credited to the Company in March 2006. A gain from investment for the year of RMB24,307,946 was booked. To date, a number of actions in respect of the transfer of asset rights have not been completed pending the approval from the State-owned Assets Supervision and Administration Commission of the State Council.

6.2	Guarantees (Prepared under PRC Accounting Rules and Regulations)

Unit: RMB’000

Company’s external guarantees (excluding guarantees to subsidiaries)
Guaranteed entities	Date (Agreement signing date)	Guarantee amount	Type of guarantee	Guarantee period	Guarantee expired	Guarantee for a connected party (yes or no)
Shanghai Jinsen Hydrocarbon Resins Company Limited	23 March 2004	40,000	Bank loan	3 years	No	Yes
Others	1 June 2004 to 25 October 2005	24,747	Bank loan	1-5 years	No	Yes
Amount of guarantees signed during the reporting period						—
Amount of guarantees at the end of the reporting period						64,747
Guarantees to subsidiaries
Amount of guarantees to subsidiaries signed by the Company during the reporting period						190,000
Amount of guarantees to subsidiaries at the end of the reporting period						520,799
Total guarantee amount (including guarantees to subsidiaries)
Total guarantee amount						585,546
Total guarantee amount as a percentage of net asset value of the Company						3.18
of which:
Amount of guarantee provided for shareholders, the de facto controller or the other connected parties						—
Amount of debt guarantee provided for the companies with liabilities to assets ratio of over 70% directly or indirectly						516,250
Total amount of guarantee is over 50% of the net asset						—
Total guarantee amount of the above three items						516,250

6.3	Major Connected Transactions

6.3.1	Continuing connected transactions (Prepared under PRC Accounting Rules and Regulations)

Unit: RMB’000

Type of transactions	Related parties	Amount	Percentage of total amount of the type of transaction (%)
Income from sale of products and services	Sinopec Huadong Sales Company	7,350,428	31.38
	Other fellow subsidiaries and associates	1,803,472	7.70
Purchases	Sinopec Transport and Storage Company	11,996,001	52.56
	Sinopec United Petroleum and Chemicals Co., Ltd.	3,177,358	13.92
	Other fellow subsidiaries and associates	1,151,915	5.05
Installation fees	Sinopec and its subsidiaries	117,349	36.90
Transportation costs	Sinopec Transport and Storage Company	157,749	66.09
	Others	19,371	8.12

This includes: an amount of RMB9,153.9 million for the connected transactions in respect of the sale of products or the provision of labor services to the controlling shareholder and its subsidiaries by the listed company during the reporting period.

6.3.2	Major connected transactions relating to transfer of assets and equity interests

The Company has transferred to Sinopec Corp. a 81.79% equity interest owned by the Company’s wholly owned subsidiary Shanghai Petrochemical Investment Development Company Limited in Shanghai Jin Hua Industrial Company Limited for a consideration of RMB61,600,400. The relevant transfer agreement was entered at 8 February 2006. The transaction generated a gain of RMB24,307,946. The pricing principle was determined on the basis of a valuation report prepared by a qualified asset valuer independent from the Company and Sinopec Corp. and upon arm’s length negotiations between the parties. On the asset disposal date, the book value of such portion of assets was RMB37,292,454 while the appraised value of such portion of assets was RMB53,600,422 as at 31 March 2005. The transaction was conducted in line with the Company’s operation strategy and for the purpose of generating immediate working capital for the Company’s core business. Details of the transaction were published in the Shanghai Securities News, China Securities Journal, Hong Kong’s South China Morning Post and Hong Kong Commercial Daily on 25 January 2006.

6.3.3	Connected creditor’s rights and liabilities

Unit: RMB’000

		Funds provided to connected parties		Funds provided by connected parties to listed company
Connected party	Connected relationship	Net transaction	Balance	Net transaction	Balance
China Petroleum & Chemical Corporation	Controlling shareholder	-82,000	—	-2,761	2,515
China Petrochemical Corporation and other subsidiaries	Owned by the same controlling shareholder	-108,246	56,517	9,660	39,082
Total	-	-190,246	56,517	6,899	41,597

During the reporting period, the funds provided from the listed company to the controlling shareholder and its subsidiaries was RMB-190,246,000 and the balance of funds provided from the listed company to the controlling shareholder and its subsidiaries was RMB56,517,000.

Reasons accounting for the connected creditor’s rights and liabilities:

The balance of funds provided by the Company to the holding company and other subsidiaries of Sinopec Corp. amounted to RMB56,517,000, which mainly comprised facility pre-payments and progress payments for the long-cycle facilities including the 380,000-ton/year ethylene glycol project and the 3,300,000-ton/year diesel hydrogenation project. According to the original schedule, facilities for the two projects were supposed to be delivered during the first half of 2006. However, due to adjustments in the project construction schedule, these facilities will be delivered by the end of year 2006.

6.4	Schedule of Share Segregation Reform

Work on share reform of the Company requires the consent of its controlling shareholder, Sinopec Corp. Sinopec Corp. is currently in the process of share reform and is conducting a comprehensive study in respect of the share reform work of its listed subsidiaries. To date no specific plan has been formulated.

6.5	Audit Committee

The audit committee has reviewed jointly with the management of the Company and the Company’s auditors (KPMG) the accounting principles and accounting standards adopted by the Group and discussed matters relating to auditing, internal control and financial reporting (including reviewing the unaudited interim financial report for the six-month period ended 30 June 2006).

6.6	Purchase, Sale or Redemption of Securities

During the reporting period, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company’s securities.

6.7	Compliance with Code of Corporate Governance Practices

The Group has complied with all the principles and provisions set out in the Code of Corporate Governance Practices (the “Code”) contained in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), except for the following deviation:

Code Provision A.2.1: The roles of chairman and chief executive officer should be separate; responsibilities of chairman and chief executive officer should be clearly established and set out in writing.

Deviation: Mr. Rong Guangdao is both the chairman and president of the Company.

Reason: Mr. Rong Guangdao has extensive experience in large-scale petrochemical production enterprise and management. Mr. Rong is the most suitable candidate to serve in the positions of chairman and president of the Company. For the time being, the Company is unable to identify another suitable person who possesses abilities and talent better than or equivalent to Mr. Rong to serve in either of the positions. The same deviation was also reported in the Company’s Corporate Governance Report contained in the annual report for 2005.

6.8	The Model Code

The Directors of the Company confirm that the Company has adopted the Model Code set out in Appendix 10 to the Listing Rules. After making specific enquiries with the Directors and Supervisors of the Company, the Company is not aware of any information that would reasonably indicate that the Directors and Supervisors of the Company was not in compliance with the requirements of the Model Code during the reporting period.

§7.	FINANCIAL STATEMENTS

7.1	Financial Statements Prepared under PRC Accounting Rules and Regulations (Unaudited)
Income Statement and Profit Appropriation Statement

	Six-month period ended 30 June
	The Group		The Company
	2006	2005	2006	2005
Item	RMB’000	RMB’000	RMB’000	RMB’000
Income from principal operations	23,423,280	21,886,472	21,236,369	20,450,652
Less: Cost of sales	22,335,084	18,362,576	20,444,130	17,219,018
Sales taxes and surcharges	316,004	378,135	311,853	375,105

Profit from principal operations	772,192	3,145,761	480,386	2,856,529
Add: Profit from other operations	69,237	68,785	51,766	46,153
Less: Selling expenses	281,013	196,886	221,177	148,001
Administrative expenses	614,810	585,138	508,059	485,429
Financial expenses	125,331	129,340	104,575	112,187

(Loss)/ profit from operations	(179,725)	2,303,182	(301,659)	2,157,065
Add: Investment income / (losses)	243,826	(116,089)	299,806	(100,505)
Non-operating income	15,049	10,766	1,032	2,734
Less: Non-operating expenses	62,099	155,223	40,334	95,212

Total (loss) / profit	17,051	2,042,636	(41,155)	1,964,082
Less: Income tax	8,995	357,730	(13,595)	313,562
Minority interests	35,616	34,386	—	—

Net (loss) / profit	(27,560)	1,650,520	(27,560)	1,650,520
Add: Undistributed profits at the beginning of the period	4,573,608	4,649,907	4,573,608	4,649,907

Distributable profits to shareholders	4,546,048	6,300,427	4,546,048	6,300,427
Less: Distributable dividends to ordinary shares	720,000	1,440,000	720,000	1,440,000

Undistributed profits at the end of the period	3,826,048	4,860,427	3,826,048	4,860,427

7.2	Financial Statements prepared under IFRSs (Unaudited)

This interim financial report for the six-month period ended 30 June 2006 is unaudited, but has been reviewed by KPMG in accordance with Statement of Auditing Standards 700 “Engagements to review interim financial reports”, issued by the Hong Kong Institute of Certified Public Accountants, whose unmodified review report is included in the interim report to be sent to shareholders.

Consolidated Income Statement

		Six-month period ended 30 June
		2006		2005
	Note	RMB’000		RMB’000
Turnover	2		23,440,275		21,886,472

Less: Sales taxes and surcharges			(316,004)		(378,135)

Net sales			23,124,271		21,508,337

Cost of sales			(22,931,817)		(18,949,942)

Gross profit			192,454		2,558,395

Selling and administrative expenses			(281,013)		(196,886)
Other operating income			130,536		137,365
Other operating expenses
Employee reduction expenses			(19,810)		(90,792)
Others			(42,289)		(43,164)

Total other operating expenses			(62,099)		(133,956)

(Loss)/profit from operations			(20,122)		2,364,918

Share of profits/(losses) of associates			180,156		(93,723)
Net financing costs			(107,335)		(113,407)

Profit before taxation	2, 3		52,699		2,157,788

Taxation	4		(11,390)		(359,960)

Profit after taxation			41,309		1,797,828

Attributable to:
Equity shareholders of the Company			5,693		1,763,442
Minority interests			35,616		34,386

Profit after taxation			41,309		1,797,828

Basic earnings per share	5	RMB	0.001	RMB	0.245

Consolidated Balance Sheet

	Note	At 30 June 2006	At 31 December 2005
		RMB’000	RMB’000
Non-current assets

Property, plant and equipment		14,204,157	14,651,167
Investment property		508,243	514,582
Construction in progress		1,427,369	787,376
Interests in associates		2,310,959	2,130,803
Investments		636,444	665,363
Lease prepayments		501,718	507,962
Goodwill		22,415	22,415
Deferred tax assets		27,438	23,149

Total non-current assets		19,638,743	19,302,817

Current assets

Inventories		4,829,491	4,114,978
Trade debtors	7	355,449	252,166
Bills receivable	7	845,512	731,204
Deposits, other debtors and prepayments		484,849	455,043
Amounts due from parent companies, fellow subsidiaries and associates	7	663,400	561,552
Income tax recoverable		—	45,374
Cash and cash equivalents		793,252	1,347,237

Total current assets		7,971,953	7,507,554

Current liabilities

Short-term debt	8	3,702,698	3,896,742
Loans from a fellow subsidiary		30,000	30,000
Trade creditors	9	1,389,300	963,230
Bills payable	9	412,628	68,302
Other creditors		1,436,693	679,866
Amounts due to parent companies, fellow subsidiaries and associates	9	529,857	467,909
Income tax payable		15,588	26,588

Total current liabilities		7,516,764	6,132,637

Net current assets		455,189	1,374,917

Total assets less current liabilities		20,093,932	20,677,734

Non-current liabilities

Deferred income		17,274	23,033
Bank loans		1,555,180	1,377,261
Loans from a fellow subsidiary		100,000	100,000

Total non-current liabilities		1,672,454	1,500,294

Net assets		18,421,478	19,177,440

Shareholders’ equity

Share capital		7,200,000	7,200,000
Reserves		10,915,680	11,629,987

Total equity attributable to equity shareholders of the Company		18,115,680	18,829,987

Minority interests		305,798	347,453

Total equity		18,421,478	19,177,440

Notes to the unaudited interim financial report:

1	Principal activities and basis of preparation

Sinopec Shanghai Petrochemical Company Limited (“the Company”) and its subsidiaries (collectively “the Group”) is a highly integrated entity which processes crude oil into synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products. The Company is a subsidiary of China Petroleum & Chemical Corporation (“Sinopec Corp”).

This interim financial report is unaudited, but has been reviewed by KPMG in accordance with Statement of Auditing Standards 700 “Engagements to review interim financial reports”, issued by the Hong Kong Institute of Certified Public Accountants.

The interim financial report has been prepared in accordance with the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, including compliance with International Accounting Standards 34 “Interim Financial Reporting” adopted by the International Accounting Standards Board (“IASB”).

The preparation of interim financial report in conformity with International Financial Reporting Standards requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates.

The financial information relating to the financial year ended 31 December 2005 included in the interim financial report do not constitute the Company’s statutory financial statements for that financial year but is derived from those financial statements. Statutory financial statements for the year ended 31 December 2005 are available from the Company’s registered office. The Company’s independent auditors have expressed an unqualified opinion on those financial statements in their audit report dated 24 March 2006.

The accounting policies have been consistently applied by the Group and are consistent with those adopted in the 2005 annual financial statements. The 2005 annual financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) promulgated by the IASB. IFRSs include International Accounting Standards (“IAS”) and related interpretations.

2	Segment reporting

Reportable information on the Group’s operating segments is as follows:

	Six-month period ended 30 June
	2006	2005
	RMB’000	RMB’000
Turnover

Manufactured Products

Synthetic fibres
- External sales	2,312,743	2,449,372
- Intersegment sales	38	43

Total	2,312,781	2,449,415

Resins and plastics
- External sales	7,606,847	6,930,737
- Intersegment sales	29,577	27,797

Total	7,636,424	6,958,534

Intermediate petrochemicals
- External sales	3,048,549	3,483,154
- Intersegment sales	6,340,998	6,408,146

Total	9,389,547	9,891,300

Petroleum products
- External sales	9,074,588	8,351,262
- Intersegment sales	663,223	532,169

Total	9,737,811	8,883,431

All others
- External sales	1,397,548	671,947
- Intersegment sales	1,890,620	1,808,478

Total	3,288,168	2,480,425

Elimination of intersegment sales	(8,924,456)	(8,776,633)

Consolidated turnover	23,440,275	21,886,472

External sales include sales to other Sinopec Corp group companies.

	Six-month period ended 30 June
	2006	2005
	RMB’000	RMB’000
Profit before taxation
(Loss)/profit from operations
Synthetic fibres	84,956	282,430
Resins and plastics	500,963	1,319,350
Intermediate petrochemicals	272,977	863,539
Petroleum products	(941,320)	(175,287)
All others	62,302	74,886

Consolidated (loss)/ profit from operations	(20,122)	2,364,918

Share of profits/(losses) of associates	180,156	(93,723)

Net financing costs	(107,335)	(113,407)

Consolidated profit before taxation	52,699	2,157,788

3	Profit before taxation

Profit before taxation is arrived at after charging/(crediting):

	Six-month period ended 30 June
	2006	2005
	RMB’000	RMB’000
Interest on bank loans and advances	183,908	146,728
Less: Amount capitalised as construction in progress	(26,859)	(15,933)

Interest expense, net	157,049	130,795

Cost of inventories sold	22,931,817	18,949,942
Depreciation	909,990	856,665
Amortisation of lease prepayment	6,244	10,326
Net loss on disposal of property, plant and equipment	73	1,811
Amortisation of deferred income	(5,759)	(5,759)

4	Taxation

Taxation in the consolidated income statement represents:

	Six-month period ended 30 June
	2006	2005
	RMB’000	RMB’000
Provision for PRC income tax for the period	15,679	357,730
Deferred taxation	(4,289)	2,230

	11,390	359,960

The charge for PRC income tax is calculated at the rate of 15% (2005: 15%) on the estimated assessable income of the period determined in accordance with relevant income tax rules and regulations. The Company did not carry out business overseas and therefore does not incur overseas income taxes. Up to the date of approval of these financial statements, the Company has not received notice from the Ministry of Finance that the 15% tax rate will be revoked in 2006 or in the future. It is possible that the Company’s tax rate will increase in the future, however, management feels that 15% is the applicable rate for 2006 and future periods when temporary tax differences are expected to reverse.

5	Basic earnings per share

The calculation of basic earnings per share is based on the profit attributable to equity shareholders of the Company for the period of RMB 5,693,000 (period ended 30 June 2005: RMB 1,763,442,000) and 7,200,000,000 (period ended 30 June 2005: 7,200,000,000) shares in issue during the period.

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for both periods.

6	Dividends

	Six month period ended 30 June
	2006	2005
	RMB’000	RMB’000
Final dividend in respect of the previous financial year, approved during the period, of RMB 0.10 per share (2005: RMB 0.20 per share)	720,000	1,440,000

Pursuant to a resolution passed at the Annual General Meeting held on 15 June 2006, a final dividend of RMB 720,000,000 (2005: RMB 1,440,000,000) was declared and approved for the year ended 31 December 2005. The Directors do not recommend the payment of an interim dividend for the period (2005: RMB Nil).

7	Trade accounts receivable

	At 30 June 2006	At 31 December 2005
	RMB’000	RMB’000
Trade debtors	383,188	278,011
Less: Impairment losses for bad and doubtful debts	(27,739)	(25,845)

	355,449	252,166
Bills receivable	845,512	731,204
Amounts due from parent companies, fellow subsidiaries and associates	663,400	561,552

	1,864,361	1,544,922

The ageing analysis of trade accounts receivable (net of impairment losses for bad and doubtful debts) is as follows:

	At 30 June 2006	At 31 December 2005
	RMB’000	RMB’000
Invoice date:
Within one year	1,839,004	1,517,158
Between one and two years	25,357	27,764

	1,864,361	1,544,922

Sales are generally on a cash basis. Subject to negotiation, credit is generally only available for major customers with well-established trading records.

8	Short-term debt

	At 30 June 2006	At 31 December 2005
	RMB’000	RMB’000
Short-term bank loans	2,301,562	2,523,537
Corporate bonds (Note a)	990,150	—
Current portion of long-term bank loans	410,986	1,373,205

	3,702,698	3,896,742

Note a:

The Company issued 270-day short-term commercial papers of face value at RMB1 billion to corporate investors in the PRC interbank debenture market on 24 February 2006. The commercial papers were sold at a discounted value of RMB97.78 per RMB100 par value, with an effective yield 3.069% per annum, and will mature in November 2006.

9	Trade accounts payable

	At 30 June 2006	At 31 December 2005
	RMB’000	RMB’000
Trade creditors	1,389,300	963,230
Bills payable	412,628	68,302
Amounts due to parent companies, fellow subsidiaries and associates	529,857	467,909

	2,331,785	1,499,441

The maturity analysis of trade accounts payable is as follows:

	At 30 June 2006	At 31 December 2005
	RMB’000	RMB’000
Due within 1 month or on demand	1,705,614	1,269,809
Due after 1 month and within 3 months	626,171	229,632

	2,331,785	1,499,441

10	Reserve movement

No transfers have been made to the statutory surplus reserve, the statutory public welfare fund nor the discretionary surplus reserve from the income statement for the period (period ended 30 June 2005: RMB Nil).

7.3	Differences between financial statements prepared under PRC Accounting Rules and Regulations and IFRSs

The below figures are extracted from the interim financial statements prepared in accordance with PRC Accounting Rules and Regulations and IFRSs, both of which have not been audited.

The Company also prepares a set of financial statements which complies with PRC Accounting Rules and Regulations. A reconciliation of the Group’s net profit and shareholders’ equity prepared under PRC Accounting Rules and Regulations and IFRSs is presented below.

Other than the differences in classification of certain financial statements assertions and the accounting treatment of the items described below, there are no material differences between the Group’s financial statements prepared in accordance with PRC Accounting Rules and Regulations and IFRSs. The major differences are:

(i)	Capitalisation of general borrowing costs

Under IFRSs, to the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the borrowing costs should be capitalised as part of the cost of that asset. Under PRC Accounting Rules and Regulations, only borrowing costs on funds that are specially borrowed for construction are eligible for capitalisation as fixed assets.

(ii)	Valuation surplus

Under PRC Accounting Rules and Regulations, the excess of fair value over the carrying value of assets given up in part exchange for investments should be credited to capital reserve fund. Under IFRSs, it is inappropriate to recognise such excess as a gain as its realisation is uncertain.

(iii)	Government grants

Under PRC Accounting Rules and Regulations, government grants should be credited to capital reserve. Under IFRSs, such grants for the purchase of equipment used for technology improvements are offset against the cost of asset to which the grants related. Upon transfer to property, plant and equipment, the grant is recognised as income over the useful life of the property, plant and equipment by way of a reduced depreciation charge.

(iv)	Revaluation of land use rights

Under IFRSs, land use rights are carried at historical cost less accumulated amortisation. Under PRC Accounting Rules and Regulations, land use rights are carried at revalued amount less accumulated amortisation.

(v)	Pre-operating expenditure

Under IFRSs, expenditure on start-up activities should be recognised as expenses when it is incurred. Under PRC Accounting Rules and Regulations, all expenses incurred during the start-up period are aggregated in long-term deferred expenses and then fully charged to the income statement in the month of commencement of operations.

(vi)	Goodwill and negative goodwill amortisation

Under PRC Accounting rules and regulations, goodwill and negative goodwill are amortised on a straight line basis.

Under IFRSs, with reference to IFRS 3, “Business combinations”, the Group no longer amortises goodwill effective 1 January 2005. Such goodwill is tested annually for impairment, including in the year of its initial recognition, as well as when there are indication of impairment. Also in accordance with the transitional arrangements under IFRS 3, previously recognised negative goodwill was derecognised at the beginning of that period, with a corresponding adjustment to the opening balance of retained earnings.

Effects on the Group’s net profit and shareholders’ equity of significant differences between PRC Accounting Rules and Regulations and IFRSs are summarised below:

		Six-month period ended 30 June
	Note	2006	2005
		RMB’000	RMB’000
Net (loss) /profit under PRC Accounting Rules and Regulations		(27,560)	1,650,520
Adjustments:
Capitalisation of borrowing costs, net of depreciation effect	(i)	14,220	13,119
Reduced depreciation on government grants	(iii)	13,380	13,380
Amortisation of revaluation of land use rights	(iv)	1,749	1,749
Reversal of pre-operating expenditure previously written-off	(v)	—	80,605
Goodwill and negative goodwill amortisation	(vi)	6,299	6,299
Deferred tax effect of the above adjustments		(2,395)	(2,230)

Profit attributable to equity shareholders of the Company under IFRSs		5,693	1,763,442

	Note	As at 30 June 2006	As at 31 December 2005
		RMB’000	RMB’000
Shareholders’ equity under PRC Accounting Rules and Regulations		18,419,348	19,166,908
Adjustments:
Capitalisation of borrowing costs	(i)	124,169	109,949
Valuation surplus	(ii)	(44,887)	(44,887)
Government grants	(iii)	(277,299)	(290,679)
Revaluation of land use rights	(iv)	(127,614)	(129,363)
Goodwill and negative goodwill	(vi)	21,447	15,148
Deferred tax effect of the above adjustments		516	2,911

Total equity attributable to equity shareholders of the Company under IFRSs		18,115,680	18,829,987

7.4	Supplementary Information for North American Shareholders

The Group’s accounting policies conform with IFRSs which differ in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Information relating to the nature and effect of such differences is presented below. The U.S. GAAP reconciliation presented below is included as supplemental information and is not required as part of the basic interim financial reports. Such information has not been subjected to independent audit or review.

Notes:

(a)	Foreign exchange gains and losses

Under IFRSs, foreign exchange differences on funds borrowed for construction are capitalised as property, plant and equipment to the extent that they are regarded as an adjustment to interest costs during the construction period. In the periods ended 30 June 2006 and 2005, no foreign exchange differences were capitalised to property, plant and equipment. Under U.S. GAAP, all foreign exchange gains and losses on foreign currency debt are included in current earnings. Due to the effect of foreign exchange differences capitalised and fully amortised under IFRSs, the balances of cost and accumulated depreciation of property, plant and equipment as at 30 June 2006 under IFRSs were higher than the balances under U.S. GAAP by RMB 365,258,000 and RMB 365,258,000 respectively (31 December 2005: RMB365,258,000 and RMB365,258,000 respectively).

(b)	Revaluation of property, plant and equipment

In the periods prior to those presented herein, the property, plant and equipment of the Company were revalued to reflect the current fair value resulting in a revaluation surplus recorded in the Company’s financial statements. Additional depreciation charges have been recorded in the periods ended 30 June 2006 and 2005 on the revaluation surplus of RMB 1,576,330,000.

Under U.S. GAAP, property, plant and equipment are stated at historical cost less accumulated depreciation. However, as a result of the tax deductibility of the revaluation, a deferred tax asset related to the reversal of the revaluation surplus is created under U.S. GAAP with a corresponding increase in shareholders’ equity.

(c)	Capitalised interest on investment in associates

Under IFRSs, an investment accounted for by the equity method is not considered a qualifying asset for which interest is capitalised. Under U.S. GAAP, an investment accounted for by the equity method while the investee has activities in progress necessary to commence its planned principal operations, provided that the investee’s activities include the use of funds to acquire qualifying assets for its operations, is a qualifying asset for which interest is initially capitalised and subsequently amortised when the operation of the qualifying assets begin.

(d)	Goodwill

With effect from 1 January 2005, in accordance with IFRS 3 and IAS 36, the Group no longer amortises goodwill. Such goodwill is tested annually for impairment, including in the year of its initial recognition, as well as when there are indication of impairment. Impairment losses are recognised when the carrying amount of the cash generating unit to which the goodwill has been allocated exceeds its recoverable amount.

Under U.S. GAAP, with reference to Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”), goodwill is no longer amortised beginning 1 January 2002, the date that SFAS No. 142 was adopted. Instead, goodwill has been reviewed for impairment upon adoption of SFAS No. 142 and annually thereafter. In addition, under U.S. GAAP, the unallocated negative goodwill that existed at the date of adoption of SFAS No. 142 was written off effective 1 January 2002 as a cumulative effect of a change in accounting principle.

As a result, there are no differences in respect of goodwill amortisation between IFRSs and U.S. GAAP effective 1 January 2005. The difference in the shareholders’ equity represents the three years of amortisation of goodwill during the period from 1 January 2002 to 31 December 2004 under IFRSs.

(e)	Presentation of minority interests

Under IFRSs, minority interests at the balance sheet date are presented in the consolidated balance sheet within equity, separately from the equity attributable to the equity shareholders of the Company, and minority interests in the results of the Group for the year are presented in the consolidated statement of income as an allocation of the total net income for the year between the minority interests and the equity shareholders of the Company. Under U.S. GAAP, minority interests at the balance sheet date are presented in the consolidated balance sheet either as liabilities or separately from liabilities and equity. Minority interests in the results of the Group for the year are also separately presented in the consolidated statement of income as a deduction before arriving at net income.

(f)	Basic earnings per share

The calculation of basic earnings per share for the six-month period ended 30 June 2006 is based on the net profit under U.S. GAAP of RMB 8,500,000 (period ended 30 June 2005: RMB 1,779,569,000) and the number of shares in issue during the period of 7,200,000,000 (period ended 30 June 2005: 7,200,000,000). Basic earnings per ADS is calculated on the basis that one ADS is equivalent to 100 shares.

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for both periods.

(g)	United States dollar equivalents

For the convenience of the reader, amounts in Renminbi (“RMB”) have been translated into United States dollars at the rate of US$1.000 = RMB 7.9956 being the average of the buying and selling rates quoted by the People’s Bank of China on 30 June 2006. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at that rate.

The effect on the profit attributable to equity shareholders of the Company of significant differences between IFRSs and U.S. GAAP is as follows:

		Six-month period ended 30 June
	Note	2006		2006		2005
		US$’000		RMB’000		RMB’000
Profit attributable to equity shareholders of the Company under IFRSs			712		5,693		1,763,442

U.S. GAAP adjustments:
Depreciation charge on revalued property, plant and equipment	(b)		993		7,940		7,941
Capitalised interest on investment in associates, net of amortisation effect	(c)		(580)		(4,637)		11,032
Deferred tax effect of the above adjustments			(62)		(496)		(2,846)

Profit attributable to equity shareholders of the Company under U.S. GAAP			1,063		8,500		1,779,569

Basic earnings per share under U.S. GAAP	(f)	US$	0.0001	RMB	0.001	RMB	0.25

Basic earnings per ADS under U.S. GAAP	(f)	US$	0.01	RMB	0.12	RMB	24.72

The effect on total equity attributable to equity shareholders of the Company of significant differences between IFRSs and U.S. GAAP is as follows:

		As at 30 June				As at 31 December 2005
	Note	2006		2006		2005
		US$’000		RMB’000		RMB’000
Total equity attributable to equity shareholders of the Company under IFRSs			2,265,706		18,115,680		18,829,987

U.S. GAAP adjustments:
Revaluation of property, plant and equipment	(b)		(4,965)		(39,700)		(47,640)
Capitalised interest on investment in associates, net of amortisation effect	(c)		11,376		90,959		95,596
Goodwill	(d)		5,046		40,344		40,344
Effect of U.S. GAAP adjustments on deferred tax assets			745		5,955		7,146
Effect of U.S. GAAP adjustments on deferred tax liabilities			(1,706)		(13,644)		(14,339)

Total equity attributable to equity shareholders of the Company under U.S. GAAP			2,276,202		18,199,594		18,911,094

§8.	DOCUMENTS FOR INSPECTION

The Company’s documents available for inspection are complete and comprise the following:

1.	2006 interim report signed by the Chairman of the Company;

2.	Financial statements signed and sealed by the Company’s legal representative, chief financial officer and head of Accounting Department;

3.	Original copies of all documents and announcements of the Company disclosed in newspapers designated by China Securities Regulatory Commission during the reporting period;

4.	The Company’s Articles of Association.

The Company has kept all the above documents in the Company’s Company Secretariat Department.

All information as required by the Listing Rules Appendix 16 paragraph 46(1) to 46(6) will be disclosed on the websites of the Hong Kong Stock Exchange and the Company.

By order of the Board
Rong Guangdao Chairman

Shanghai, 29 August 2006

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Shi Wei, Li Honggen and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.